

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Kris Finstad
CEO and President
Content Checked Holdings, Inc.
8730 Sunset Blvd., Suite 240
West Hollywood, California 90069

>   **Re: Content Checked Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 6, 2015**
>   **File No. 333-205730**

Dear Mr. Finstad:

We have reviewed your amended registration statement and your letter of correspondence dated October 5, 2015 and have the following comments.

<u>Risk Factors, page 6</u>

<u>Any failure to maintain effective internal control over our financial reporting could materially adversely affect us, page 14</u>

1.   We note that you removed the disclosure that your ". . . independent public accountants, in conducting an audit of Content Checked's financial statements as of March 31, 2015, identified several control deficiencies that they believed constituted a material weakness, individually and in aggregate." Please tell us why you removed this disclosure. We further note that on page 8 of your Form 10-Q for the period ending June 30, 2015, you disclose there were no changes in your internal control over financial reporting that occurred during the period covered by that report that materially affected internal control over financial reporting.

2.   Please also revise this risk factor to (1) clarify the distinction between disclosure controls and procedures and internal controls over financial reporting and (2) clearly and separately address disclosure controls and procedures and internal controls over financial reporting. In this regard, we note that the heading and first two sentences of this risk factor refer to internal control over financial reporting, while the third sentence refers to disclosure controls and procedures.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
Jonathan R. Shechter, Esq.
Foley Shechter LLP